SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Linhas Aéreas Inteligentes Announces Expiration and Closing Date of its Exchange Offers

São Paulo, July 4, 2016 - GOL Linhas Aéreas Inteligentes S.A. “GOL” or “Company” (BM&FBOVESPA: GOLL4 e NYSE: GOL), (S&P: CC, Fitch: C e Moody’s: Caa3), the largest low-cost and best-fare airline in Latin America, announced today that its previously announced private offer to exchange (the "Exchange Offers") any and all of its outstanding Senior Unsecured Notes (the "Old Notes") expired on July 1, 2016. The outcome of the Exchange Offers will reduce GOL’s total debt by U.S.$101.2 million (R$326.9 million), with a cash use of U.S.$13.9 million, and provide GOL with annual cash interest expense savings of U.S.$9.3 million.

Together with the renegotiation of the aircraft leases, amendments to the terms of the Brazilian debentures and other important liquidity measures, the Exchange Offers provide improvements to GOL’s capital structure and help ensure that the Company emerges from the current Brazilian political and economic crises in the best competitive position. These improvements are particularly important in helping GOL continue to take the necessary measures to reduce capacity and costs until the Brazilian economy and airline industry recover.

During the Exchange Offers GOL contacted over 150 holders of the Old Notes. GOL thanks those holders that engaged with the Company for their participation.

As of the Expiration Time, Eligible Holders had validly tendered U.S.$174,745,000 (R$564,391,401 as of today) in total aggregate principal amount of Old Notes, divided as follows: (i) U.S.$27,036,000 of 2017 Notes, (ii) U.S.$41,039,000 of 2020 Notes, (iii) U.S.$46,270,000 of 2022 Notes, (iv) U.S.$14,301,000 of 2023 Notes, and (v) U.S.$46,099,000 of Perpetual Notes. GOL will publish the final results of the Exchange Offers at settlement.

GOL expects to issue U.S.$73.5 million in total aggregate principal amount of New Notes, divided as follows: (i) U.S.$14.1 million of New 2018 Notes, (ii) U.S.$41.3 million of New 2021 Notes and (iii) U.S.$18.1 million of New 2028 Notes. GOL expects settlement of the Exchange Offers will be July 7, 2016 and in no event later than July 11, 2016. GOL will pay, upon settlement of the Exchange Offers, all accrued and unpaid interest on the Old Notes exchanged for New Notes.

Payment of interest and principal on the New Notes to be issued in the Exchange Offers will be secured by collateral that has been valued at US$222.7 million by an independent appraisal firm, representing a principal coverage ratio of over 3 to 1.  The New Notes will be effectively senior to the Old Notes, to the extent of the value of the collateral provided to the holders of the New Notes.

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GOL has in recent years faced a challenging economic scenario which prompted the Company to embark in the past year on a series of initiatives to comprehensively address its liquidity and capital structure concerns. The initiatives in the second half of 2015 and first months of 2016 include: (1) an equity infusion; (2) financing support from Delta Air Lines; (3) fleet reduction; (4) operating cost reductions; (5) advanced ticket sales to Smiles; (6) route network changes; (7) supplier negotiations; (8) leasing contract negotiations; and (9) capital structure improvements.

The concluding phase of our initiatives has included the renegotiation of a substantial portion of our debt and lease obligations, specifically the consummation of the Exchange Offers, renegotiation of the leases and amendments to the terms of the Brazilian debentures. With these important steps taken, GOL will be able to focus on operational measures to help ride out the effects of a struggling Brazilian economy and airline industry.

This press release is neither an offer to sell nor the solicitation of an offer to buy any security. Neither GOL, its officers, our board of directors, the Exchange Agent nor the Information Agent is making any recommendation as to whether noteholders should tender Old Notes for exchange pursuant to the Exchange Offers. Further, none of the aforementioned parties have authorized anyone to make any such recommendation.

PJT Partners is serving as financial advisor to GOL.  The Bank of New York Mellon is serving as Trustee. Milbank, Tweed, Hadley & McCloy LLP and Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados are serving as legal advisors to GOL.

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Notice Regarding Forward-Looking Statements

This press release contains statements that are forward-looking within the meaning of Section 27A of Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the Company that may cause the actual results to be materially different from any future results expressed or implied in such forward-looking statements. Although the Company believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to the Company's management, the Company cannot guarantee future results or events. The Company expressly disclaims a duty to update any of the forward-looking statements.

Disclaimer

      The New Notes (including the guarantees) have not been registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except to qualified institutional buyers in compliance with applicable exemptions.

Documents relating to the Exchange Offers will only be distributed to “Eligible Holders” of Old Notes who complete and return an eligibility form confirming that they are (1) a “Qualified Institutional Buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) or (2) a person outside the United States that is not a “U.S. Person,” (as that term is defined in Rule 902 of Regulation S under the Securities Act).

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11)2128-4700

Media Relations

Marcelo Mota

In Press Porter Novelli

+55 11 94547 7447

Michael Freitag, Meaghan Repko and Dan Moore

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

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About GOL Linhas Aéreas Inteligentes S.A.

      In 15 years of history, GOL Linhas Aéreas Inteligentes helped build links, bring people closer and reduce distances with safety and intelligence. The company played an important role in the democratization of air travel in Brazil, contributing to enable approximately 17 million people to fly for the first time, becoming the largest low-cost and best-fare airline in Latin America. GOL is also the leading company in terms of on-time performance and number of passengers carried in the domestic market, both in the leisure and corporate segments – according to Infraero.

      GOL has the highest supply of seats with ANAC’s "A" seal, providing even more comfort in its 800 daily flights to 65 domestic and international destinations in South America and the Caribbean.

      The company maintains strategic alliances with three major global partners: Delta Air Lines, Air France and KLM, allowing it to offer twelve codeshare and more than 70 interline agreements, bringing more convenience and facilitating connections to any destination of these alliances.

Through SMILES, GOL’s loyalty program, passengers can accumulate miles and redeem tickets to more than 160 countries and 800 destinations worldwide. The Company also operates Gollog, which retrieves and delivers cargo and packages to and from approximately 2,500 cities in Brazil and ten abroad.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 4, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.